Exhibit 99.1

Aurora Cannabis Selected as Sole Winner in Italian Cannabis Tender

Secures Two-Year Contract to Continue to Supply Italy with high-quality medical cannabis

NYSE: ACB  TSX:ACB

EDMONTON, July 18, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabis worldwide, announced today that the Company has been selected as the only winner of the Italian government's public tender to supply medical cannabis in Italy. The supply contract is expected to be signed in September 2019.

The tender saw five companies participate, with Aurora selected as the sole winner of three lots to supply the Italian market, which is one of the most strictly regulated medical cannabis markets in the world. The decision will see Aurora continue to supply the Italian market with medical cannabis, as it has done for the past 15 months, further to winning the first ever tender there in January 2018. All submissions from competing cannabis companies were disqualified because they were unable to meet the stringent requirements of the tender.

Aurora will supply a minimum of 400 kg of medical cannabis over the two-year contract  with the cannabis coming from its Canadian EU GMP certified facilities and imported to Italy through Aurora Deutschland, its wholly-owned European subsidiary. The cannabis will be sold to Agenzia Industrie Difesa (an agency of the Italian Ministry of Defense) for distribution to local pharmacies, who dispense directly to patients.

"We're committed to building a successful, long-term medical cannabis market in Italy," said Neil Belot, Aurora's Chief Global Business Development Officer. "We want to continue to build our connection with patients and pharmacies in the Italian market, who have come to know and appreciate our products over most of the past two years. I'm extremely proud of our team. This win reflects our ability to navigate complex international regulations and work with governments around the world to establish ourselves as a trusted partner."

Axel Gille, Managing Director of Aurora Deutschland GmbH, added, "The well-being of our patients is our top priority and we're dedicated to ensuring they have access to a consistent supply of safe, high-quality medical cannabis. We look forward to expanding our presence in Italy and continuing to work with other international regulators to ensure patients around the world have access to our high-quality medical cannabis."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, and Chemi Pharmaceutical – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur, and include, but are not limited to, the quantity of cannabis that the Company supplies to Italy and the distribution channels for the cannabis that is supplied. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor,+1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 18-JUL-19